2/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 25 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Chilian Partners, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 S. Flagler Drive – Suite 1001
(No. and Street)

West Palm Beach,	**Florida**	**33401-5415**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Donald Denton **(561) 833-2700**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney W. Azriliant, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

(212) 869-8223

501 Fifth Avenue, 15th Floor	**New York,**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

[redacted]

CHECK ONE:

X Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

13012112

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/7/13

OATH OR AFFIRMATION

I, Donald W. Denton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chilian Partners, L.P., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

General Partner
Title

ANDREW KIRWIN
Notary Public, State of New York
No. 02KI5009982
Qualified in Westchester County
Commission Expires March 22, 20 15

Notary Public

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
x (m) A copy of the SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) SSOI - SUPPLEMENTARY STATEMENT OF INCOME

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012

Sidney W. Azriliant, CPA, P.C.

501 Fifth Avenue – 15th Floor

New York, New York 10017

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

INDEX

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

February 20, 2013

Independent Auditor's Report

To The Partners of
CHILIAN PARTNERS, L.P.

We have audited the accompanying statement of financial condition of CHILIAN PARTNERS, L.P. as of December 31, 2012, and the related statements of income, partners' capital, and cash flows. These statements are the responsibility of the general partner. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILIAN PARTNERS, L.P. as of December 31, 2012, its income statement, statement of partners' capital, and its cash flows, for the year then ended in conformity with generally accepted accounting principles.

SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT A.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2012

ASSETS		
Cash and Equivalents	$	262
Securities at Market Value (see Note 1)		4,206,400
Accrued Interest & Dividends		24,000
TOTAL ASSETS	$	4,230,662
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Due to Broker Clearance Account	$	833,906
TOTAL LIABILITIES		833,906
Partners Capital Accounts		3,396,756
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	$	4,230,662

The accompanying notes are an integral part of these financial statements.

EXHIBIT B.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF INCOME

For the Year Ended December 31, 2012

Gross Income	
Net Security Dealer Trading Gains Marked to Market	$ 1,675,483
TOTAL GROSS INCOME	1,675,483
Expenses	
Insurance	812
Management Fees -- General Partner (See Notes 3 & 4)	51,785
Miscellaneous Expense	2,530
Professional Fees	15,393
Taxes	389
Regulatory Fees and Assessments	2,058
TOTAL EXPENSES	72,967
NET INCOME	**$ 1,602,516**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS

For the Year Ended December 31, 2012

	LIMITED PARTNERS	GENERAL PARTNERS	TOTAL
Balance at January 1, 2012	$ 225,860	$ 1,866,431	$ 2,092,291
Net Income (Exhibit B)	135,027	1,467,489	1,602,516
Capital Contributions by Partners	-	40,000	40,000
Withdrawals by Partners	-	(338,051)	(338,051)
Balance at December 31, 2012	$ 360,887	$ 3,035,869	$ 3,396,756

The accompanying notes are an integral part of these financial statements.

EXHIBIT D.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

Cash Increase from Operating Activities Net Income (see Exhibit "B")			$ 1,602,516

Adjustment to Reconcile Net Income (Loss) to Net Cash by Operating Activities:

Net Change in Assets & Liabilities For Year:

	Increase to Cash	Decrease to Cash	
Increase in Securities at Market Value	$ -	$ 1,312,300	
Increase in Due to Broker-Clearance	16,139	-	
Decrease in Short Securities at Market Value	-	4,400	
Increase in Accounts Payable	-	3,642	
	16,139	1,320,342	(1,304,203)
Increase in Cash from Operations			298,313
Cash Flows from Financing Activities:			
Net Cash Withdrawals by Partners (see Exhibit "C")		(338,051)	
Net Cash Contributions by Partners (Exhibit "C")		40,000	
Decrease in Cash from Financing Activities			(298,051)
NET INCREASE IN CASH:			262
Cash - Beginning of year			-
Cash - End of Year - December 31, 2012			$ 262

The accompanying notes are an integral part of these financial statements.

<u>**EXHIBIT E.**</u>

CHILIAN PARTNERS L.P.

(A Limited Partnership)

COMPUTATION OF NET CAPITAL

At December 31, 2012

Ownership Equity as per Statement of Financial Condition and Net Capital before Non-Allowable Assets and Haircuts on Securities Positions	$	3,396,756
*Haircuts on Securities		920,964
Net Capital Per Part IIA -- Page 10	**$**	**2,475,792**

No material difference exists between our audit report for the year ending December 31, 2012 and the Focus Report X-17A-5 as of December 31, 2012.

*Haircuts on securities includes an allowance for undue concentrations on positions in excess of 10% of tentative net capital. At December 31, 2012 this allowance was $290,004 (an additional 50% of the normal 15% rate used.)

The accompanying notes are an integral part of these financial statements.

CHILIAN PARTNERS, L.P.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018.

1. **Securities and commodities transactions of the Partnership are recorded on a trade date basis.**

   Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

   Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

   Intangible assets have been fully amortized, using an estimated useful life of five years.

   The indirect method was used for preparing the statement of cash flow.

2. **Securities Owned and Securities Sold But Not Yet Purchased.**
   Marketable securities owned, and sold but not yet purchased, consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options at Market Value	$4,206,400	$0

3. **Management Fees.**
   Management fees are paid to the General Partner quarterly based upon an annual rate of 2% of the net assets of the Partnership.

4. **Incentive Management Fees.**
   Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2012, the general partner did not receive an incentive management fee.

5. **Income Taxes.**
   Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

6. **Haircuts on Securities.**
   Haircuts have been properly calculated including an amount for an undue concentration.

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

February 20, 2013

FINRA/FINANCIAL OPERATIONS
9509 Key West Ave, 5th Floor
Rockville, MD 20850

Attn: Herani Dansamo

Re: Chilian Partners, L.P.
Audit at 12/31/12

Gentlemen:

The Company is exempt from the 15c3-3 Reserve Requirement computation and Possession or Control Requirements because the firm has no "customers" as same are defined in Rule 15c3-3(a)(1) and, accordingly, the firm does not perform custodial functions relating to customer securities as same is defined in Rule 15c3-3(b)(c). Therefore, the firm is not subject to (i.e. is exempt from) Rule 15c3-3's Reserve Requirement Computation and Possession for Control Requirements. Additionally, pursuant to rule 7a-5(g)(iv)(2), no facts have come to our attention which would indicate that such "exemption" has not been complied with during the period of our audit, i.e. no facts have come to our attention that during such period the firm had "customers" as same are defined in Rule 15c3-3(a)(1).

The firm neither had Liabilities subordinated to Claims of General Creditors at December 31, 2012 nor the prior year, December 31, 2011; hence, there were no such liabilities or change to such liabilities Subordinated to Claims of General Creditors pursuant to SEC Rule 17a-5(d)(2).

Very truly yours,
SIDNEY W. AZRILIANT, CPA, P.C.

Sidney W. Azriliant

cc: SEC, Washington, DC
SEC, Miami, FL

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.
501 Fifth Avenue – 15th Floor, New York, NY 10017

February 20, 2013

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of CHILIAN PARTNERS, LP for the year ended December 31, 2012. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences.

3. The SIPC assessment for 2012 and 2013 has been paid if any amounts were due.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of CHILIAN PARTNERS, L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended , 20
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042750 FINRA DEC
CHILIAN PARTNERS LP 15*15
P.O. BOX 2685
PALM BEACH FL 33480-2685

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DONALD W. DENTON

2. A. General Assessment (item 2e from page 2) $745.00

B. Less payment made with SIPC-6 filed (exclude interest) (735.55)
7/10/12
Date Paid

C. Less prior overpayment applied (110.55)

D. Assessment balance due or (overpayment) (101.10)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $(101.10)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(101.10)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHILIAN PARTNERS, L. P.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

GENERAL PARTNER
(Title)

Dated the 15th day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/ , 2012
and ending 12/31 , 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,675,484.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	19,488.
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	
Total additions	19,488.
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(51,590)
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	(1,336,509)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(8,153)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	(917)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	
Total deductions	(1,397,169)
2d. SIPC Net Operating Revenues	$ 297,803.
2e. General Assessment @ .0025	$ 745.

(to page 1, line 2.A.)

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

February 20, 2013

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In planning and performing our audit of the consolidated financial statements of Chilian Partners, L.P. (the "Company") for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.

SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

AME OF BROKER-DEALER

HILIAN PARTNERS, L.P. [13]

DDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

'01 S. FLAGLER DRIVE, SUITE 1001 [20]

(No. and Street)

EST PALM BEACH [21] FL [22] 33401 [23]

(City) (State) (Zip Code)

SEC. FILE NO.

8-42750 [14]

FIRM ID NO.

27829 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/12 [24]

AND ENDING (MM/DD/YY)

12/31/12 [25]

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ONALD W. DENTON [30]

(Area code) - Telephone No.

(561) 833-2700 [31]

AME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ______

Manual Signatures of:

1) ______________________________

Principal Executive Officer or Managing Partner

2) ______________________________

Principal Financial Officer or Partner

3) ______________________________

Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/12 [99]

SEC FILE NO. 8-42750 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 262 [200]		$ 262 [750]
Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
Receivables from non-customers	[355]	[600]	[830]
Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	4,206,400 [424]		
E. Spot commodities	[430]		4,206,400 [850]
Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
0. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
1. Other assets	24,000 [535]	[735]	24,000 [930]
2. Total Assets	$ 4,230,662 [540]	$ [740]	$ 4,230,662 [940]

OMIT PENNIES

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

as of 12/31/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account		833,906	1114		1315	833,906	1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other			1205		1385		1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ 970						
2. Includes equity subordination (15c3-1(d)) of	$ 980						
B. Securities borrowings, at market value from outsiders	$ 990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ 1000						
2. includes equity subordination (15c3-1(d)) of	$ 1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 833,906	1230	$	1450	$ 833,906	1760

Ownership Equity				
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$ 3,396,756	1020	3,396,756	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 3,396,756	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 4,230,662	1810

OMIT PENNIES

PART IIA

BROKER OR DEALER		
CHILIAN PARTNERS, L.P.	as of	12/31/12

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition			$	3,396,756	3480
Deduct ownership equity not allowable for Net Capital				( )	3490
Total ownership equity qualified for Net Capital				3,396,756	3500
Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
Total capital and allowable subordinated liabilities			$	3,396,756	3530
Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$		3540		
B. Secured demand note deficiency			3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges			3600		
D. Other deductions and/or charges			3610	( )	3620
Other additions and/or allowable credits (List)					3630
Net Capital before haircuts on securities positions			$	3,396,756	3640
Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities			3735		
2. Debt securities		630,960	3733		
3. Options			3730		
4. Other securities			3734		
D. Undue concentration		290,004	3650		
E. Other (List)			3736	(920,964)	3740
). Net Capital			$	2,475,792	3750

OMIT PENNIES

BROKER OR DEALER CHILIAN PARTNERS, L.P.	as of	12/31/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

art A

. Minimum net capital required (6-2/3% of line 19)	$	55,594	3756
. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
. Excess net capital (line 10 less 13)	$	2,375,792	3770
. Net capital less greater of 10% of line 19 or 120% of line 12	$	2,355,792	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

. Total A.I. liabilities from Statement of Financial Condition				$	833,906	3790
. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
). Total aggregate indebtedness				$	833,906	3840
). Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	33.68	3850
1. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

'art B

2. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
3. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
4. Net capital requirement (greater of line 22 or 23)	$		3760
5. Excess net capital (line 10 less 24)	$		3910
6. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

EVENUE		
Commissions:		
. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
Commissions on listed option transactions		3938
All other securities commissions		3939
. Total securities commissions		3940
Gains or losses on firm securities trading accounts		
. From market making in options on a national securities exchange		3945
. From all other trading	666,030	3949
. Total gain (loss)	666,030	3950
Gains or losses on firm securities investment accounts		3952
Profits (losses) from underwriting and selling groups		3955
Revenue from sale of investment company shares		3970
Commodities revenue		3990
Fees for account supervision, investment advisory and administrative services		3975
Other revenue		3995
Total revenue	$ 666,030	4030
XPENSES		
). Salaries and other employment costs for general partners and voting stockholder officers		4120
1. Other employee compensation and benefits		4115
2. Commissions paid to other brokers-dealers		4140
3. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
4. Regulatory fees and expenses		4195
5. Other expenses	22,948	4100
6. Total expenses	$ 22,948	4200
JET INCOME		
7. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 643,082	4210
8. Provision for Federal income taxes (for parent only)		4220
9. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
0. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
1. Cumulative effect of changes in accounting principles		4225
2. Net income (loss) after Federal income taxes and extraordinary items	$ 643,082	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal Income taxes and extraordinary items	512,307	4211

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 to 12/31/12

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Balance, beginning of period			$ 2,940,725	4240
A. Net income (loss)			643,082	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	187,051	4270
Balance, end of period (from item 1800)			$ 3,396,756	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

BROKER OR DEALER
CHILIAN PARTNERS, L.P. as of 12/31/12

Exemptive Provision Under Rule 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

(k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ [4550]

(k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

(k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
JP MORGAN SECURITIES INC. [4335] X [4570]

(k) (3) - Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

pe of Proposed Nithdrawal or Accrual Bee below for ode to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

nstructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2012 [8004]
or if less than 12 months

Report for the period beginning 01/01/12 [8005] and ending 12/31/12 [8006]
MM DD YY MM DD YY

SEC FILE NUMBER
8-42750 [8011]

1. NAME OF BROKER DEALER

CHILIAN PARTNERS, L.P. [8020] N 9

Firm No

OFFICIAL USE ONLY

M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

NAME : ____________ [8053]
NAME : ____________ [8054]
NAME : ____________ [8055]
NAME : ____________ [8056]

OFFICIAL USE ONLY [8057] [8058] [8059] [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:	(enter applicable code: 1=Yes 2=No)	1	8073
4. Respondent is registered as a specialist on a national securities exchange:	(enter applicable code: 1=Yes 2=No)	2	8074
5. Respondent makes markets in the following securities:			
(a) equity securities	(enter applicable code: 1=Yes 2=No)	2	8075
(b) municipals	(enter applicable code: 1=Yes 2=No)	2	8076
(c) other debt instruments	(enter applicable code: 1=Yes 2=No)	2	8077
6. Respondent is registered solely as a municipal bond dealer:	(enter applicable code: 1=Yes 2=No)	2	8078
7. Respondent is an insurance company or an affiliate of an insurance company:	(enter applicable code: 1=Yes 2=No)	2	8079
8. Respondent carries its own public customer accounts:	(enter applicable code: 1=Yes 2=No)	2	8084
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)			
(a) Public customer accounts		0	8080
(b) Omnibus accounts		0	8081
10. Respondent clears its public customer and/or proprietary accounts:	(enter applicable code: 1=Yes 2=No)	2	8085

11. Respondent clears its public customer accounts in the following manner:
(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090

If Other please describe:

(f) Not applicable	1	8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):
(enter applicable code 1=Yes 2=No)

12.(a)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:
(enter a "1" in appropriate boxes)

(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	2	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:

Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	0	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate ______ 8131		
(c) Type of institution ______ 8132		
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)	2	8114
(b) Name of parent ______ 8116		
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 0	8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income	$ 0	8151

FORM SSOI

SUPPLEMENTAL STATEMENT OF INCOME

(Please read instructions before preparing Form)

NAME OF BROKER-DEALER: CHILIAN PARTNERS, L.P. [13]

SEC. FILE NO. 8-42750 [14]

FIRM ID NO. 27829 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: 1701 S. FLAGLER DRIVE, SUITE 1001 [20] (No. and Street)

WEST PALM BEACH [21] (City) FL [22] (State) 33401 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 10/01/12 [24]

AND ENDING (MM/DD/YY) 12/31/12 [25]

NAME OF PERSON COMPLETING THIS REPORT: DONALD W. DENTON [11290]

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT: (561) 833-2700 [11291]

REVENUE

1. Commissions

Item		Code
A. Listed Equities, ETFs and Closed End Funds Executed on an Exchange	$	13935
B. Exchange Listed Equity Securities Executed OTC	$	13937
C. U.S. Government and Agencies	$	11001
D. Foreign Sovereign debt	$	11002
E. Corporate debt	$	11003
F. Mortgage Backed and Other Asset Backed Securities	$	11004
G. Municipals	$	11005
H. Listed Options	$	13938
I. OTC Options	$	11006
J. All Other Securities Commissions	$	13939
K. Commodity Transactions	$	13991
L. Foreign Exchange	$	11007
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-L)	$	11008
1. Is any portion of Item M related to municipal securities? [ ] 11009		
Total Commissions:	$	13940
2. Revenue from Sale of Investment Company Shares	$	13970
3. Revenue from Sale of Insurance Based Products		
A. Variable Contracts	$	11020
B. Non-Securities Insurance Based Products	$	11021
C. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-B)	$	11022
Total Revenue From Sale of Insurance Based Products:	$	11029
4. Gains or Losses on Derivative Trading Desks		
A. Interest Rate/Fixed Income Products	$	13921
B. Currency	$	13922
C. Equity Products	$	13923
D. Commodity Products	$	13924
E. Other	$	13925
Total Gains or Losses on Derivative Trading Desks:	$	13926

BROKER OR DEALER

CHILTAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

Item		Code	Amount	Code
5. Net Gains or Losses on Principal Trades				
A. Equities, ETFs and Closed End Funds.			$	13903
Includes Dividends:		11030	$	11032
B. U.S. Government and Agencies. Includes interest:		11031	$	11034
C. Foreign Sovereign Debt. Includes interest:		11033	$	11036
D. Corporate Debt. Includes interest:		11035		
E. Mortgage-Backed and Other			$	11038
Asset-Backed Securities. Includes interest		11037	$	13901
F. Municipals. Includes interest:		11039	$	13902
G. Foreign Exchange			$	11040
H. Listed Options			$	11041
I. OTC Options			$	11042
J. Securities Based Swaps			$	11043
K. All Other Swaps			$	11044
L. Futures			$	13904
M. Commodity Transactions			$	13951
N. Other				
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)			$	11045
1. Is any portion of Item O related to municipal securities?		11046		
Total Net Gains or Losses on Principal Trades:			$	13950
6. Capital Gains (Losses) on Firm Investments			$ 666,030	13952
Includes Dividends and/or Interest:		11053		
7. Interest / Rebate / Dividend Income				
A. Securities Borrowings			$	11060
B. Reverse Repurchase Transactions			$	11061
C. Margin Interest			$	13960
D. Interest earned from customer bank sweep (FDIC insured products) programs			$	11062
E. Interest earned from customer fund sweeps into '40 Act Investments			$	11063
F. Interest and/or Dividends on Securities held in Firm Inventory (not reported in Sections 4 or 5)			$	11064
G. Other Interest			$	13953
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-G)			$	11065
Total Interest / Rebate / Dividend Income:			$	11069
8. Revenue from Underwritings and Selling Group Participation				
A. Municipal Offerings			$	11070
B. Registered Offerings				
1. Offerings other than self or affiliate. Excludes municipals			$	11071
2. Offerings, self or affiliate. Excludes municipals			$	11072
Total Revenue from Registered Offerings:			$	11079

BROKER OR DEALER

CHILTAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

C. Unregistered Offerings (Excludes municipal offerings) Sections below refer to Operational Page - See Instructions

Did the broker or dealer filing this report participate in the sale of any unregistered offering during the reporting period for which it received no compensation? N [11080]

1. Unregistered offerings, other than self or affiliate offerings. Section 1	$	[11081]
2. Unregistered offerings, self or affiliate offerings. Section 2	$	[11082]
Total Revenue from Unregistered Offerings:	$	[11089]
Total Revenue from Underwritings and Selling Group Participation:	$	[13955]

9. Fees Earned

A. Fees earned from affiliated entities	$	[11090]
B. Investment Banking Fees; M&A Advisory	$	[11091]
C. Account Supervision and Investment Advisory Services	$	[13975]
D. Administrative Fees	$	[11092]
E. Revenue from Research Services	$	[13980]
F. Rebates from Exchanges, ECNs, and ATSs	$	[11093]
G. 12b-1 Fees	$	[11094]
H. Mutual Fund Revenue other than Concessions or 12b-1 Fees	$	[11095]
I. Execution Services	$	[11096]
J. Clearing Services	$	[11097]
K. Fees earned on customer bank sweep (FDIC insured products) programs	$	[11098]
L. Fees earned from sweep programs into '40 Act Investments	$	[11099]
M. Networking Fees from '40 Act Companies	$	[11100]
N. Other Fees	$	[11101]
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)	$	[11102]
Total Fees Earned:	$	[11109]

10. Commodities Revenue	$	[13990]

11. Other Revenue

A. Total Revenue from sale of Certificates of Deposit (CDs) issued by an affiliate	$	[11126]
B. Other Revenue	$	[13995]

If Other Revenue line [13995] is greater than both 10% of Total Revenue line [14030] and $5,000, provide a description of the 3 largest components of Other Revenue, along with the associated revenue for each.

B-1. Description of : 1st largest component of Other Revenue:	[11120]	$	[11121]
B-2. Description of : 2nd largest component of Other Revenue:	[11122]	$	[11123]
B-3. Description of : 3rd largest component of Other Revenue:	[11124]	$	[11125]

Total Revenue: $ 666,030 [14030]

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

EXPENSES

12. Compensation Expenses		
A. Registered Representatives Compensation	$	14110
B. Compensation paid to all other revenue producing personnel	$	14040
C. Compensation paid to non-revenue producing personnel (including temporary personnel)	$	11200
D. Bonuses	$	11201
E. Other compensation expenses	$	11202
F. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-E)	$	11203
Total Compensation Expenses:	$	11209
13. Commission, Clearance and Custodial Expenses		
A. Floor brokerage and fees paid	$	14055
B. Amounts paid to Exchanges, ECNs, and ATSs	$	14145
C. Clearance Fees Paid to broker-dealers	$	11210
D. Clearance Fees Paid to non-broker-dealers	$	14135
E. Commission Paid to other broker-dealers	$	14140
F. 12b-1 Fees	$	11211
G. Custodial Fees	$	11212
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$	11213
Total Commission, Clearance and Custodial Fees:	$	11219
14. Expenses Incurred on Behalf of Affiliates and Others		
A. Soft dollar expenses	$	11220
B. Rebates/Recapture of commissions	$	11221
Total Expenses incurred on Behalf of Affiliates and Others:	$	11229
15. Interest and Dividend Expenses		
A. Interest paid on bank loans	$	11230
B. Interest paid on debt instruments where broker-dealer is the obligor, including subordination agreements	$	11231
C. Interest paid on customer balances	$	11232
D. Interest paid on Securities Loaned transactions	$	11233
E. Interest paid on Repurchase Agreements	$	11234
F. Interest and/or Dividends on Short Securities Inventory	$	11235
G. Other interest expenses	$	11236
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$	11237
Total Interest and Dividend Expenses:	$	14075
16. Fees Paid to Third Party Service Providers		
A. To Affiliates	$	11240
B. To Third Parties	$	11241
Total Fees Paid to Third Party Service Providers:	$	11249

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

17. General, Administrative, Regulatory and Miscellaneous Expenses	$	11250
A. Finders' Fees	$	14060
B. Technology, data and communication costs	$	11251
C. Research	$	14150
D. Promotional Fees	$	11252
E. Travel and Entertainment	$	14080
F. Occupancy and equipment expenses	$	14190
G. Non-recurring charges	$	14195
H. Regulatory Fees	$	11253
I. Professional Service Fees		
J. Litigation, arbitration, settlement, restitution and rescission, and related outside counsel	$	11254
legal fees	$	14170
K. Losses in error accounts and bad debts	$	11255
L. State and local income taxes		
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses	$	11256
(line 14200) (Do not complete Items A-L)	$	11269
Total General, Administrative, Regulatory and Miscellaneous Expenses:		
18. Other Expenses	$ 22,948	14100
A. Other Expenses		

If Other Expenses line [14100] is greater than both 10% of Total Expenses line [14200] and $5,000, provide a description of the 3 largest components of Other Expenses, along with the associated revenue for each.

A-1. Description of : 1st largest component of Other Expenses: MANAGEMENT FEE	11280	$ 14,287	11281
A-2. Description of : 2nd largest component of Other Expenses:	11282	$	11283
A-3. Description of : 3rd largest component of Other Expenses:	11284	$	11285
Total Expenses:		$ 22,948	14200

NET INCOME

19. Net Income	$ 643,082	14210
A. Income (loss) before Federal income taxes and items below	$ 0	14220
B. Provision for Federal income taxes (for parent only)	$ 0	14222
C. Equity in earnings (losses) of unconsolidated subsidiaries not included above	$ 0	14224
D. Extraordinary gains (losses)	$ 0	14225
E. Cumulative effect of changes in accounting principles	$ 643,082	14230
F. Net income (loss) after Federal income taxes and extraordinary items		

SECTION 1: Unregistered offerings other than self or affiliate offerings

For each offering in which the firm participated in the Reporting Period, provide the following information. If firm engaged in more than five (5) such offerings during the Reporting Period, list the five (5) largest offerings in terms of total securities sold by dollar amount in descending order.

1. Unregistered offering other than self or affiliate offering: 11310
   - A. Name of Issuer/Sponsor: ____________ 11311
   - B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____________ 11312
   - C. Industry Group (Select One): .... ____________ 11313
   - D. Federal Exemptions and Exclusions Claimed (Select all that apply):
     - Rule 504(b)(1) (not (i) (ii) or (iii)) .... ☐ 11313
     - Rule 504(b)(1)(i) .... ☐ 19000
     - Rule 504(b)(1)(ii) .... ☐ 19001
     - Rule 504(b)(1)(iii) .... ☐ 19002
     - Rule 505 .... ☐ 19003
     - Rule 506 .... ☐ 19004
     - Securities Act Section 4(5) .... ☐ 19005
     - Investment Company Act Section 3(c) .... ☐ 19006
     - Other........ ☐ 19007
   - E. Type(s) of Securities Offered (Select all that apply):
     - Equity........ ☐ 11314
     - Debt .... ☐ 19010
     - Option, Warrant or Other Right to Acquire Another Security .... ☐ 19011
     - Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... ☐ 19012
     - Pooled Investment Fund Interests ..... ☐ 19013
     - Tenant-in-Common Securities .... ☐ 19014
     - Mineral Property Securities .... ☐ 19015
     - Other .... ☐ 19016
   - F. Minimum Investment accepted from any outside investor: .... $ ____________ 11315
   - G. Total Offering Amount in dollars: .... $ ____________ 11316
     or check "Indefinite" .... Indefinite ☐ 11317
   - H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____________ 11318
   - I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____________ 11319
   - J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____________ 11320

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

2. Unregistered offering other than self or affiliate offering: [11330]

A. Name of Issuer/Sponsor: ______ [11330]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11331]

C. Industry Group (Select One): .... ______ [11332]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] 11333
- Rule 504(b)(1)(i) .... [ ] 19020
- Rule 504(b)(1)(ii) .... [ ] 19021
- Rule 504(b)(1)(iii) .... [ ] 19022
- Rule 505 .... [ ] 19023
- Rule 506 .... [ ] 19024
- Securities Act Section 4(5) .... [ ] 19025
- Investment Company Act Section 3(c) .... [ ] 19026
- Other........................ [ ] 19027

E. Type(s) of Securities Offered (Select all that apply):

- Equity........................ [ ] 11334
- Debt .... [ ] 19030
- Option, Warrant or Other Right to Acquire Another Security .... [ ] 19031
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] 19032
- Pooled Investment Fund Interests ..... [ ] 19033
- Tenant-in-Common Securities .... [ ] 19034
- Mineral Property Securities .... [ ] 19035
- Other .... [ ] 19036

F. Minimum Investment accepted from any outside investor: .... $ ______ [11335]

G. Total Offering Amount in dollars: .... $ ______ [11336]

or check "Indefinite" .... Indefinite [ ] 11337

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11338]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11339]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11340]

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

3. Unregistered offering other than self or affiliate offering: [11350]

A. Name of Issuer/Sponsor: ______ [11351]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): ______ [11352]

C. Industry Group (Select One): ______

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) [ ] [11353]
- Rule 504(b)(1)(i) [ ] [19040]
- Rule 504(b)(1)(ii) [ ] [19041]
- Rule 504(b)(1)(iii) [ ] [19042]
- Rule 505 [ ] [19043]
- Rule 506 [ ] [19044]
- Securities Act Section 4(5) [ ] [19045]
- Investment Company Act Section 3(c) [ ] [19046]
- Other [ ] [19047]

E. Type(s) of Securities Offered (Select all that apply):

- Equity [ ] [11354]
- Debt [ ] [19050]
- Option, Warrant or Other Right to Acquire Another Security [ ] [19051]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security [ ] [19052]
- Pooled Investment Fund Interests [ ] [19053]
- Tenant-in-Common Securities [ ] [19054]
- Mineral Property Securities [ ] [19055]
- Other [ ] [19056]

F. Minimum Investment accepted from any outside investor: $ ______ [11355]

G. Total Offering Amount in dollars: $ ______ [11356]

or check "Indefinite" Indefinite [ ] [11357]

H. Total amount in dollars of securities sold during the reporting period by the member: $ ______ [11358]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: ______ [11359]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: $ ______ [11360]

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

4. Unregistered offering other than self or affiliate offering: ____ [11370]

A. Name of Issuer/Sponsor: ____ [11371]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____ [11372]

C. Industry Group (Select One): .... ____ [11373]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11373]
- Rule 504(b)(1)(i) .... [ ] [19060]
- Rule 504(b)(1)(ii) .... [ ] [19061]
- Rule 504(b)(1)(iii) .... [ ] [19062]
- Rule 505 .... [ ] [19063]
- Rule 506 .... [ ] [19064]
- Securities Act Section 4(5) .... [ ] [19065]
- Investment Company Act Section 3(c) .... [ ] [19066]
- Other........ [ ] [19067]

E. Type(s) of Securities Offered (Select all that apply):

- Equity........ [ ] [11374]
- Debt .... [ ] [19070]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19071]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19072]
- Pooled Investment Fund Interests ..... [ ] [19073]
- Tenant-in-Common Securities .... [ ] [19074]
- Mineral Property Securities .... [ ] [19075]
- Other .... [ ] [19076]

F. Minimum Investment accepted from any outside investor: .... $ ____ [11375]

G. Total Offering Amount in dollars: .... $ ____ [11376]

or check "Indefinite" .... Indefinite [ ] [11377]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____ [11378]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____ [11379]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____ [11380]

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

5. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ________ [11390]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ________ [11391]

C. Industry Group (Select One): .... ________ [11392]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11393]
- Rule 504(b)(1)(i) .... [ ] [19080]
- Rule 504(b)(1)(ii) .... [ ] [19081]
- Rule 504(b)(1)(iii) .... [ ] [19082]
- Rule 505 .... [ ] [19083]
- Rule 506 .... [ ] [19084]
- Securities Act Section 4(5) .... [ ] [19085]
- Investment Company Act Section 3(c) .... [ ] [19086]
- Other .... [ ] [19087]

E. Type(s) of Securities Offered (Select all that apply):

- Equity .... [ ] [11394]
- Debt .... [ ] [19090]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19091]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19092]
- Pooled Investment Fund Interests ..... [ ] [19093]
- Tenant-in-Common Securities .... [ ] [19094]
- Mineral Property Securities .... [ ] [19095]
- Other .... [ ] [19096]

F. Minimum Investment accepted from any outside investor: .... $ ________ [11395]

G. Total Offering Amount in dollars: .... $ ________ [11396]

or check "Indefinite" .... Indefinite [ ] [11397]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ________ [11398]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ________ [11399]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ________ [11400]

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

SECTION 2: Unregistered offerings; self or affiliate offerings

For each offering in which the firm participated in the Reporting Period, provide the following information. If firm engaged in more than five (5) such offerings during the Reporting Period, list the five (5) largest offerings in terms of total securities sold by dollar amount in descending order.

6. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11410]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11411]

C. Industry Group (Select One): .... ______ [11412]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):
- Rule 504(b)(1) (not (i) (ii) or (iii)) .... [ ] [11413]
- Rule 504(b)(1)(i) .... [ ] [19100]
- Rule 504(b)(1)(ii) .... [ ] [19101]
- Rule 504(b)(1)(iii) .... [ ] [19102]
- Rule 505 .... [ ] [19103]
- Rule 506 .... [ ] [19104]
- Securities Act Section 4(5) .... [ ] [19105]
- Investment Company Act Section 3(c) .... [ ] [19106]
- Other .... [ ] [19107]

E. Type(s) of Securities Offered (Select all that apply):
- Equity .... [ ] [11414]
- Debt .... [ ] [19110]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19111]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19112]
- Pooled Investment Fund Interests .... [ ] [19113]
- Tenant-in-Common Securities .... [ ] [19114]
- Mineral Property Securities .... [ ] [19115]
- Other .... [ ] [19116]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11415]

G. Total Offering Amount in dollars: .... $ ______ [11416]

or check "Indefinite" .... Indefinite [ ] [11417]

H. Total amount in dollars of securities sold during the reporting period by the member: .... $ ______ [11418]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11419]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11420]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11421]

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

7. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11430]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11431]

C. Industry Group (Select One): .... ______ [11432]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11433]
- Rule 504(b)(1)(i) .... [ ] [19120]
- Rule 504(b)(1)(ii) .... [ ] [19121]
- Rule 504(b)(1)(iii) .... [ ] [19122]
- Rule 505 .... [ ] [19123]
- Rule 506 .... [ ] [19124]
- Securities Act Section 4(5) .... [ ] [19125]
- Investment Company Act Section 3(c) .... [ ] [19126]
- Other .... [ ] [19127]

E. Type(s) of Securities Offered (Select all that apply):

- Equity .... [ ] [11434]
- Debt .... [ ] [19130]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19131]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19132]
- Pooled Investment Fund Interests ..... [ ] [19133]
- Tenant-in-Common Securities .... [ ] [19134]
- Mineral Property Securities .... [ ] [19135]
- Other .... [ ] [19136]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11435]

G. Total Offering Amount in dollars: .... $ ______ [11436]

or check "Indefinite" .... Indefinite [ ] [11437]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11438]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11439]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11440]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11441]

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

8. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11450]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11451]

C. Industry Group (Select One): .... ______ [11452]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11453]
- Rule 504(b)(1)(i) .... [ ] [19140]
- Rule 504(b)(1)(ii) .... [ ] [19141]
- Rule 504(b)(1)(iii) .... [ ] [19142]
- Rule 505 .... [ ] [19143]
- Rule 506 .... [ ] [19144]
- Securities Act Section 4(5) .... [ ] [19145]
- Investment Company Act Section 3(c) .... [ ] [19146]
- Other......................... [ ] [19147]

E. Type(s) of Securities Offered (Select all that apply):

- Equity.......................... [ ] [11454]
- Debt .... [ ] [19150]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19151]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19152]
- Pooled Investment Fund Interests ..... [ ] [19153]
- Tenant-in-Common Securities .... [ ] [19154]
- Mineral Property Securities .... [ ] [19155]
- Other .... [ ] [19156]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11455]

G. Total Offering Amount in dollars: .... $ ______ [11456]
or check "Indefinite" .... Indefinite [ ] [11457]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11458]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11459]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11460]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11461]

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

9. Unregistered offerings; self or affiliate offerings: [11470]

A. Name of Issuer/Sponsor: ______ [11470]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11471]

C. Industry Group (Select One): .... ______ [11472]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11473]
- Rule 504(b)(1)(i) ...... [ ] [19160]
- Rule 504(b)(1)(ii) ...... [ ] [19161]
- Rule 504(b)(1)(iii) ...... [ ] [19162]
- Rule 505 ...... [ ] [19163]
- Rule 506 ...... [ ] [19164]
- Securities Act Section 4(5) ...... [ ] [19165]
- Investment Company Act Section 3(c) .... [ ] [19166]
- Other ...... [ ] [19167]

E. Type(s) of Securities Offered (Select all that apply):

- Equity ...... [ ] [11474]
- Debt ...... [ ] [19170]
- Option, Warrant or Other Right to Acquire Another Security ...... [ ] [19171]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security ...... [ ] [19172]
- Pooled Investment Fund Interests ..... [ ] [19173]
- Tenant-in-Common Securities ...... [ ] [19174]
- Mineral Property Securities ...... [ ] [19175]
- Other ...... [ ] [19176]

F. Minimum Investment accepted from any outside investor: ...... $ ______ [11475]

G. Total Offering Amount in dollars: ...... $ ______ [11476]
or check "Indefinite" ...... Indefinite [ ] [11477]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11478]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: ...... ______ [11479]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: ...... $ ______ [11480]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11481]

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

10. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11490]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11491]

C. Industry Group (Select One): .... ______ [11492]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11493]
- Rule 504(b)(1)(i) .... [ ] [19180]
- Rule 504(b)(1)(ii) .... [ ] [19181]
- Rule 504(b)(1)(iii) .... [ ] [19182]
- Rule 505 .... [ ] [19183]
- Rule 506 .... [ ] [19184]
- Securities Act Section 4(5) .... [ ] [19185]
- Investment Company Act Section 3(c) ... [ ] [19186]
- Other........................ [ ] [19187]

E. Type(s) of Securities Offered (Select all that apply):

- Equity........................ [ ] [11494]
- Debt .... [ ] [19190]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19191]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19192]
- Pooled Investment Fund Interests ..... [ ] [19193]
- Tenant-in-Common Securities .... [ ] [19194]
- Mineral Property Securities .... [ ] [19195]
- Other .... [ ] [19196]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11495]

G. Total Offering Amount in dollars: .... $ ______ [11496]

or check "Indefinite" .... Indefinite [ ] [11497]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11498]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11499]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11500]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11501]